Exhibit 10.7

WAIVER OF RIGHT TO APPOINT AN ADDITIONAL DIRECTOR

WHEREAS, in connection with that certain Purchase and Sale Agreement (the “Purchase Agreement”) by and among Earthstone Energy, Inc. (the “Company”), Earthstone Energy Holdings, LLC, a subsidiary of the Company, Independence Resources Holdings, LLC, and Independence Resources Manager, LLC entered into on December 17, 2020, certain affiliates of Warburg Pincus, LLC (the “Warburg Parties”), EnCap Investments L.P. (“EnCap”) and the Company, will enter into a voting agreement (the “Warburg Voting Agreement”) containing provisions under which the Warburg Parties will have the right to designate a director to the Board of Directors of the Company (the “Board”), which right shall terminate when the Warburg Parties, in the aggregate, no longer own: (i) 8% of the outstanding Class A Common Stock, $0.001 par value per share of the Company (the “Class A Common Stock”); or (ii) 10% or more of the outstanding Class A Common Stock as a result of a sale by the Warburg Parties; and

WHEREAS, in connection with that certain Contribution Agreement, dated as of November 7, 2016 and as amended on March 21, 2017 (the “Contribution Agreement”), by and among the Company, EEE Lynden USA Inc., a Utah corporation, Lynden USA Operating, LLC, a Texas limited liability company, Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), and Bold Energy III, LLC, a Texas limited liability company and subsidiary of Bold, the Company, EnCap and Oak Valley Resources, LLC, a Delaware limited liability company, entered into a Voting Agreement dated as of May 9, 2017, and amended as of April 22, 2020 (the “EnCap Voting Agreement”), under which, among other things, the Board of the Company was expanded to nine members, of which four members would be designated by EnCap; and

WHEREAS, as of January 6, 2021, the number of directors on the Board was eight and EnCap had designated three out of its four possible Board members under the EnCap Voting Agreement and EnCap had the ability to request the size of the Board be increased by one member to nine members and to designate such additional member to serve on the Board; and

WHEREAS, the Board desires to increase its size by one member and EnCap desires to agree to this proposed increase in the size of the Board and waive its right to designate such Board member under the terms and conditions set forth below.

NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, EnCap (i) agrees that the Board shall be increased by one member in lieu of a request it could make under the EnCap Voting Agreement that the size of the Board be increased by one member and (ii) hereby waives its right to appoint a fourth director to the Board under the EnCap Voting Agreement to fill the vacancy created by such increase in the size of the Board for so long as the Warburg Parties have the continuing right to appoint a director to the Board of the Company pursuant to the Warburg Voting Agreement. Upon the termination of the right of the Warburg Parties to designate a director under the Warburg Voting Agreement in accordance with its terms, this waiver shall automatically and with no further action be terminated. EnCap waives no other rights under the EnCap Voting Agreement.

[Signature Page Follows]

Agreed to this 7th day of January, 2021.

EnCap Investments L.P.

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Craig Friou
Name:	Craig Friou
Title:	Chief Financial Officer

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WAIVER OF RIGHT TO APPOINT AN ADDITIONAL DIRECTOR